UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CCC Intelligent Solutions Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

12510Q100
(CUSIP Number)

Allan Kahn

Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor,

New York, NY 10022

With a copy to:

Brian Lavin, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison

1285 Avenue of the Americas

New York, New York 10019-6064

Telephone: (212) 373-3650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12510Q100	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OH Cypress Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,082,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,082,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,082,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Onshore), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,082,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,082,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,082,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Onshore Tax Exempt), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,082,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,082,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,082,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Offshore), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,082,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,082,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,082,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Offshore 892), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,082,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,082,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,082,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON Oak Hill Capital Partners IV (Management), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,082,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,082,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,082,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON OHCP GenPar IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,082,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,082,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,082,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12510Q100	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON OHCP MGP IV, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,082,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,082,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,082,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 12510Q100	SCHEDULE 13D	Page 10 of 15

This Statement on Schedule 13D (this “Schedule 13D”) is being filed jointly pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by (1) OH Cypress Aggregator, L.P., (2) Oak Hill Capital Partners IV (Onshore), L.P., (3) Oak Hill Capital Partners IV (Onshore Tax Exempt), L.P., (4) Oak Hill Capital Partners IV (Offshore), L.P., (5) Oak Hill Capital Partners IV (Offshore 892), L.P., (6) Oak Hill Capital Partners IV (Management), L.P., (7) OHCP GenPar IV, L.P., and (8) OHCP MGP Partners IV, Ltd. (collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of CCC Intelligent Solutions Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 222 Merchandise Mart Plaza, Suite 900, Chicago, IL 60654.

Item 2.	Identity and Background.

(a) – (c) This statement is being filed jointly by the Reporting Persons.

The shares of Common Stock reported in this Schedule 13D are beneficially owned by OH Cypress Aggregator, L.P (“OH Cypress”). OH Cypress is beneficially owned by Oak Hill Capital Partners IV (Onshore), L.P., Oak Hill Capital Partners IV (Onshore Tax Exempt), L.P., Oak Hill Capital Partners IV (Offshore), L.P., Oak Hill Capital Partners IV (Offshore 892), L.P., Oak Hill Capital Partners IV (Management), L.P. (together, including OH Cypress, the “Oak Hill Fund IV Entities”) and certain of their co-investors. The general partner of each of the Oak Hill Fund IV Entities is OHCP GenPar IV, L.P. (“Oak Hill GP”). The general partner of Oak Hill GP is OHCP MGP IV, Ltd. (“Oak Hill UGP”).

Tyler Wolfram, Brian Cherry, and Steven Puccinelli serve as the directors of Oak Hill UGP and can be deemed to exercise voting and investment control over the shares held by the Oak Hill Fund IV Entities. Each of these directors is a citizen of the United States. Tyler Wolfram, Brian Cherry, Steven Puccinelli, John Monsky, Allan Kahn and Christopher Taylor officers of Oak Hill UGP. Each of these directors and officers is a citizen of the United States.

Tyler Wolfram, Brian Cherry, Steven Puccinelli, John Monsky, Allan Kahn and Christopher Taylor are referred to as the “Related Persons.” Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

The Reporting Persons are principally engaged in the business of investments in securities and the Related Persons are partners or employees of Oak Hill Capital Management, LLC or an affiliate.

The business address of each of the Reporting Persons and the Related Persons is c/o Oak Hill Capital Management, LLC, 65 East 55th Street, 32nd Floor, New York, New York 10022.

CUSIP No. 12510Q100	SCHEDULE 13D	Page 11 of 15

(d) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and Related Persons is set forth above in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5, and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Business Combination

On February 2, 2021 the Issuer, Chariot Opportunity Merger Sub, Inc., a Delaware corporation (“Chariot Merger Sub”) and Cypress Holdings, Inc., a Delaware corporation, (“CCC”) entered into a business combination agreement (as amended on April 22, 2021 by Amendment No. 1 to the Business Combination Agreement and on July 6, 2021 by Amendment No. 2 to the Business Combination Agreement, the “Business Combination Agreement”). On July 30, 2021 (the “Closing Date”), Merger Sub merged with and into CCC, with CCC continuing as the surviving entity and a wholly owned subsidiary of the Issuer, on the terms and conditions set forth in the Business Combination Agreement (the “Business Combination”). The Business Combination is described in the Issuer’s registration statement on Form S-4/A filed with the Securities and Exchange Commission on June 25, 2021.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the Business Combination, each share and equity award of CCC outstanding as of immediately prior to the effective time of the Business Combination were exchanged for shares of the Common Stock or comparable equity awards that are settled or are exercisable for shares of the Common Stock, as applicable, based on an implied CCC equity value of $5,740,750,000, subject to adjustment which would add the aggregate exercise price of CCC options outstanding as of immediately prior to the consummation of the Business Combination that are in the money and subtract the amount of any Permitted Recapitalization Dividends (as defined in the Issuer’s S-4/A dated as of June 25, 2021) paid prior to closing.

The summary of the Business Combination Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K filed on August 5, 2021 (and is incorporated by reference herein as Exhibit 2).

CUSIP No. 12510Q100	SCHEDULE 13D	Page 12 of 15

Amended and Restated Registration and Shareholder Rights Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer entered into an amended and restated registration and shareholder rights agreement (the “Shareholder Rights Agreement”), with certain stockholders of CCC, including OH Cypress and its affiliates (together, the “Oak Hill Post-Closing Shareholders”), pursuant to which, among other things, (a) the shareholders party thereto agreed not to effect any sale or distribution of any equity securities of the Issuer held by any of them until the earlier of 180 days following the Closing Date or the first date on which the daily closing price of the Common Stock has been greater than or equal to $12.00 per share (subject to customary adjustments) for any 20 trading days within a 30-trading-day period commencing at least 120 days after the Closing Date, in each case, subject to certain customary exceptions, (b) the shareholders party thereto have been granted certain customary registration rights with respect to their respective shares of the Common Stock and (c) OH Cypress has been granted certain rights to nominate one director for election to the Issuer’s board of directors (subject to customary step-downs based on equity ownership as described therein), which is Steven Puccinelli.

The summary of the Shareholder Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed on August 5, 2021 (and is incorporated by reference herein as Exhibit 3).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Oak Hill Funds, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as it deems appropriate, including, for example: (1) disposing of any or all of the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments of the Issuer that are based upon or relate to the value of the Shares (collectively, “Securities”) in the open market or otherwise; or (2) engaging in any hedging or similar transactions with respect to the Securities.

Except as noted above, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference in their entirety into this Item 5.

(a) – (b) Each of the Reporting Persons may be deemed to beneficially own 53,082,833 shares of the Issuer’s Common Stock held by OH Cypress, which represents 8.9% of the Common Stock outstanding. The calculations of beneficial ownership and voting power described herein are based on 594,545,380 shares of Common Stock of the Issuer on July 30, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on August 5, 2021.

CUSIP No. 12510Q100	SCHEDULE 13D	Page 13 of 15

(c) The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported on this Schedule 13D pursuant to the closing of the Merger. Other than the transactions effected in connection with the merger, the Reporting Persons have not effected any transaction with respect to the Common Stock during the past 60 days.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 4, 5, and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.
1	Joint Filing Agreement, by and among, the Reporting Persons
2	Business Combination Agreement, dated as of February 2, 2021, by and among Dragoneer Growth Opportunities Corp., Chariot Opportunity Merger Sub, Inc., and Cypress Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 5, 2021)
3	Amended and Restated Registration and Shareholder Rights Agreement, dated as of February 2, 2021, by and among Dragoneer Growth Opportunities Corp. and certain stockholders of CCC, including OH Cypress Aggregator, L.P. (incorporated by reference to Exhibit 10.5 to the Issuers Current Report on Form 8-K filed on August 5, 2021)

CUSIP No. 12510Q100	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

OH CYPRESS AGGREGATOR, L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Onshore), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Onshore Tax Exempt), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Offshore), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Offshore 892), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

CUSIP No. 12510Q100	SCHEDULE 13D	Page 15 of 15

OAK HILL CAPITAL PARTNERS IV (Management), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP GENPAR IV, L.P.
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP MGP IV, LTD.

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

EXHIBIT 1

JOINT FILING AGREEMENT

We, the signatories of the Statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Dated: August 9, 2021

OH CYPRESS AGGREGATOR, L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Onshore), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Onshore Tax Exempt), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Offshore), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Offshore 892), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL PARTNERS IV (Management), L.P.
By:	OHCP GENPAR IV, L.P., its general partner
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP GENPAR IV, L.P.
By:	OHCP MGP IV, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP MGP IV, LTD.

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary